Annual Information Form

For the Year Ended

December 31, 2012

Dated April 1, 2013

FORWARD-LOOKING INFORMATION

This Annual Information Form (“AIF”) may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this AIF, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this AIF or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this AIF, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form (“AIF”) is as of December 31, 2012.

Currency and Exchange Rates

In this AIF, unless otherwise specified, all references to “dollars” and to “$” are to Canadian dollars, references to “U.S. dollars” and to “US$” are to United States dollars. The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows for the indicated periods:

Year Ended December 31
	2012	2011	2010
End of period	0.9949	1.0170	0.9846
High for the period	1.0443	1.0778	1.2643
Low for the period	0.9642	0.9686	1.0113
Average for the period	0.9996	1.0163	1.0904

The Bank of Canada noon buying rate on April 1, 2012 for the purchase of one United States dollar using Canadian dollars was Cdn.$1.0167 (one Canadian dollar on that date equalled U.S.$0.9836) .

Glossary of Geological and Mining Terms

Certain terms used in this AIF are defined as follows:

Amphibolite: metamorphic rock composed chiefly of amphibole with minor plagioclase and little quartz.

Andalusite: an aluminium-silicate metamorphic mineral found in high-temperature, low pressure metamorphic terranes.

Aplite: an intrusive igneous rock in which quartz and feldspar are the dominant minerals.

Assay: the chemical analysis of an ore, mineral or concentrate to determine the amount of valuable species.

Breccia: rock consisting of more or less angular fragments in a matrix of finer-grained material.

Carbonaceous: containing carbon or coal, especially shale or other rock containing small particles of carbon distributed throughout the whole mass.

Common Shares: common shares in the capital of Eurasian.

Dacite: an igneous, volcanic rock with high iron content.

Diabase: a fine-grained intrusive igneous rock.

Diorite: intermediate coarse grained igneous rock.

Dyke: a tabular igneous intrusion that cuts across the bedding or foliation of the country rock, generally vertical in nature.

Footwall: the underlying side of a fault, ore body, or mine working; particularly the wall rock beneath an inclined vein or fault.

Formation: a persistent body of igneous, sedimentary, or metamorphic rock, having easily recognizable boundaries that can be traced in the field without recourse to detailed paleontologic or petrologic analysis, and large enough to be represented on a geologic map as a practical or convenient unit for mapping and description.

Granitoid: pertaining to or composed of granite.

Gneiss: a type of rock formed by high-grade regional metamorphic processes from pre-existing formations of igneous or sedimentary rocks.

Hanging wall: the overlying side of an ore body, fault, or mine working, especially the wall rock above an inclined vein or fault.

ICP AES: Inductively couple plasma atomic emission spectroscopy is a geochemical analytic technique.

ICP MS: Inductively couple plasma mass spectroscopy is a geochemical analytic technique.

ICP MS/AAS: Inductively couple plasma mass spectroscopy/atomic absorption spectroscopy is a geochemical analytic technique.

Igneous rock: rock that is magmatic in origin.

Indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource: that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intercalated: said of layered material that exists or is introduced between layers of a different character; especially said of relatively thin strata of one kind of material that alternates with thicker strata of some other kind, such as beds of shale intercalated in a body of sandstone.

JV: joint venture.

Kriging: a weighted, moving-average interpolation method in which the set of weights assigned to samples minimizes the estimation variance, which is computed as a function of the variogram model and locations of the samples relative to each other, and to the point or block being estimated.

Lamprophyre: a group of dark-coloured, porphyritic, medium grained igneous rocks usually occurring as dykes or small intrusions.

Leach: to dissolve minerals or metals out of ore with chemicals.

Measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Meta: a prefix that, when used with the name of a sedimentary or igneous rock, indicates that the rock has been metamorphosed.

Mineral reserve: the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource (deposit): a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource (deposit) are known, estimated or interpreted from specific geological evidence and knowledge.

Net smelter return or NSR royalty: a type of royalty based on a percentage of the proceeds, net of smelting, refining and transportation costs and penalties, from the sale of metals extracted from concentrate and doré by the smelter or refinery.

NI 43-101: National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Oxide: a compound of ore that has been subjected to weathering and alteration as a result of exposure to oxygen for a long period of time.

Pegmatite: a very coarse-grained igneous rock that has a grain size of 20 millimetres or more.

Phyllite: a regional metamorphic rock, intermediate in grade between slate and schist. Minute crystals of sericite and chlorite impart a silky sheen to the surfaces of cleavage.

Porphyry: igneous rock consisting of large-grained crystals dispersed in a fine-grained matrix or groundmass.

Probable reserve: the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Run-of-mine: ore in its natural state as it is removed from the mine that has not been subjected to additional size reduction.

Schist: a strongly foliated crystalline rock, which readily splits into sheets or slabs as a result of the planar alignment of the constituent crystals. The constituent minerals are commonly specified (e.g. “quartz-muscovite-chlorite schist”).

Shear zone: a tabular zone of rock that has been crushed and brecciated by parallel fractures due to “shearing” along a fault or zone of weakness. These can be mineralized with ore-forming solutions.

Strike: the direction, or course or bearing of a vein or rock formation measured on a level surface.

Strip (or stripping) ratio: the tonnage or volume of waste material that must be removed to allow the mining of one tonne of ore in an open pit.

Sulfides or sulphides: compounds of sulfur (or sulphur) with other metallic elements.

Tailing: material rejected from a mill after the recoverable valuable minerals have been extracted.

Vein: sheet-like body of minerals formed by fracture filling or replacement of host rock.

Linear Measurements
1 inch	=	2.54 centimetres
1 foot	=	0.3048 metre
1 yard	=	0.9144 metre
1 mile	=	1.609 kilometres

Area Measurements
1 acre	=	0.4047 hectare
1 hectare	=	2.471 acres
1 square mile	=	640 acres or 259 hectares or 2.590 square kilometres

Units of Weight
1 short ton	=	2000 pounds or 0.893 long tonne
1 long tonne	=	2240 pounds or 1.12 short tons
1 metric tonne	=	2204.62 pounds or 1.10 short tons
1 pound (16 oz)	=	0.454 kilograms or 14.5833 troy ounces
1 troy oz	=	31.103486 grams
1 troy oz per short ton	=	34.2857 grams per metric ton
1 troy oz per long ton	=	30.6122 grams per metric ton

Analytical	percent metric tonne	grams per short ton	troy oz Values
1%	1%	10,000	291.667
1 gram/tonne	0.0001%	1	0.0291667
1 troy oz/short ton	0.003429%	34.2857	1
10 ppb			0.00029
100 ppm			2.917

Temperature Conversion Formulas
Degrees Fahrenheit	=	(°C x 1.8) + 32
Degrees Celsius	=	(°F - 32) x 0.556

Frequently Used Abbreviations and Symbols
AA	atomic absorption spectrometry
Ag	silver
As	arsenic
Au	gold
°C	degrees Celsius (centigrade)
cm	centimetre
C.P.G.	Certified Professional Geologist
Cu	copper
F	fluorine
°F	degrees Fahrenheit
g	gram(s)
g/t	grams per tonne
Hg	mercury
kg	kilogram
km	kilometre
m	metre(s)
Ma	million years ago
Mn	manganese
n	number or count
oz	troy ounce
opt	ounce per short ton
oz/ton	ounce per short ton
oz/tonne	ounce per metric tonne
Pb	lead
ppb	parts per billion
ppm	parts per million
sq	square
Sb	antimony
Tl	thallium
Zn	zinc

CORPORATE STRUCTURE

Name, Address and Incorporation

Eurasian Minerals Inc. (the “Company” or “Eurasian” or “EMX”) was incorporated under the laws of the Yukon Territory of Canada on August 21, 2001 as 33544 Yukon Inc. and, on October 10, 2001, changed its name to Southern European Exploration Ltd. On November 24, 2003, the Company completed the reverse take-over of Marchwell Capital Corp., a TSX-V listed company incorporated in Alberta on August 12, 1996 and which subsequently changed its name to Eurasian Minerals Inc. On September 24, 2004, EMX continued into British Columbia from Alberta under the Business Corporations Act.

EMX’s head office is located at Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada, and its registered and records office is located at Northwest Law Group, Suite 704 – 595 Howe Street, Vancouver, British Columbia V6C 2T5, Canada.

Eurasian is a reporting issuer under the securities legislation of British Columbia and Alberta and is listed on the TSX Venture Exchange (“TSX-V”), as a Tier 1 issuer, and the NYSE MKT (formerly known as the American Stock Exchange or AMEX). The Common Shares are traded on the TSX-V under the symbol EMX and on the NYSE MKT under the symbol EMXX.

Inter-corporate Relationships

The corporate structure of Eurasian, its material (holding at least 10% of EMX’s assets, by value) subsidiaries, the percentage ownership that Eurasian holds or has contractual rights to acquire in such subsidiaries (if not wholly-owned) and the jurisdiction of incorporation of such corporations is set out in the following chart:

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Eurasian is engaged in the acquisition and exploration of precious and base metals properties. The Company conducts exploration on properties located primarily in Turkey, Haiti, Sweden, North America, and the Australia and Asia-Pacific region.

Three Year History

Fiscal Year Ended March 31, 2010

On January 29, 2010, the Company acquired Bronco Creek Exploration, Inc. (“Bronco Creek” or “BCE”), an Arizona company, for its portfolio of gold and copper properties in Nevada, Wyoming and Arizona. In the acquisition the Company issued 2,127,790 Common Shares and 1,063,895 non-transferable warrants, each entitling the purchase of one additional EMX share for $2.00 until January 29, 2012. See “Mineral Properties – North America”.

On March 12, 2010, International Finance Corporation (“IFC”), a corporation headquartered in Washington, D.C. and established by the member countries of the World Bank Group, invested US$5 million by the purchase of 2,559,510 Common Shares and 1,919,633 share purchase warrants. Each warrant entitles IFC to purchase a further Common Share for $2.88 until the earlier of (a) three years from the date on which the drilling commences on the Company’s Treuil-La Mine property in Haiti, or (b) February 19, 2015.

Fiscal Year Ended March 31, 2011

The Company appointed Dr. M. Stephen Enders to the position of Executive Chairman on May 7, 2010.

On June 4, 2010, Eurasian completed the first tranche of a $5.28 million private placement financing by issuing 2 million Common Shares at $2.20 per share to Newmont for proceeds of $4.4 million. On June 9, 2010, the Company closed the second and final tranche of the financing by issuing 400,000 Common Shares at $2.20 per share to IFC for proceeds of $880,000.

On August 3, 2010, Dr. Eric Jensen was promoted from Chief Geologist to Global Generative Exploration Team Leader.

The Company entered into an option and joint venture agreement on July 13, 2010 with Rodinia Resources Pty. Ltd., a private Australian company, to acquire the Koonenberry gold property in Australia, subject to a 2% NSR royalty in favour of Rodinia. Under the agreement, EMX made a cash payment of A$ 50,000 and satisfied an advanced minimum royalty payment of A$ 70,000 by the issuance of 28,283 Common Shares. To exercise its option, the Company must, over a period of five years, make a series of additional advanced royalty payments totalling A$ 2,020,000 (half in cash and half in Common Shares), and incur exploration expenditures of A$5,000,000. If a bankable feasibility study on the property is issued, EMX may acquire 1.5% of the NSR royalty for A$ 8,000,000 less all advanced minimum royalty payments previously paid. See “Mineral Properties – Australia and Asia Pacific”.

Eurasian announced on September 3, 2010 that it intended to pay discretionary bonuses through the issuance of 480,000 Common Shares in aggregate to two officers and a director of the Company over the next two years. The purpose of the bonuses was to reward these individuals for the Company’s successes to date and to provide them with a long term incentive to remain with the Company. Following shareholder approval, the first tranche of Common Shares was issued on September 27, 2010.

On August 11, 2010, the Company purchased a Swedish subsidiary of Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX), an international mining company based in Phoenix, Arizona, the main assets of which were 1% NSR royalties over two advanced copper projects (the Viscaria and Adak Projects) in northern Sweden, two exploration permits in Sweden and a comprehensive exploration database on Sweden. The purchase was completed on August 12, 2010. The purchase price was US$150,000 and 160,000 Common Shares. See “Mineral Properties – Sweden”.

In September 2010, the Company appointed Mr. Paul H. Zink as President of Eurasian Capital, the Company’s royalty and merchant banking division.

In November 2010, Eurasian completed a private placement financing raising $17.5 million from the sale of 7 million units at $2.50 each of this placement. Newmont purchased 1 million units for $2.5 million and IFC purchased 800,000 units for $2 million. Each Unit consisted of one Common Share and one transferable share purchase warrant. Each warrant is exercisable over a five year period expiring in November 2015 to purchase one Common Share at a purchase price of $3.50 during the first year (expired), $4.00 during the second year (expired), $4.50 during the third year, $5.00 during the fourth year and $5.50 during fifth year. If the volume weighted average price of the Common Shares on the Exchange is at least 30% above the current exercise price of the warrants for a period of 30 consecutive trading days, the Company may give notice that the warrants must be exercised within 15 trading days or they will be cancelled. In connection with some of the subscriptions, the Company paid finder’s fees in respect of subscriptions introduced by various finders of $1,321,747 (5%) and issued 513,300 finder warrants (5%), with each finder warrant being exercisable until November 2012 to acquire one Common Share for $2.65.

In February 2011, Eurasian entered into a Strategic Alliance and Earn-in Agreement with Antofagasta Minerals S.A. (“Antofagasta”), a publicly traded (LSE: ANTO) copper mining company headquartered in Chile. This agreement focuses primarily on copper exploration in Sweden and includes a regional strategic exploration alliance that covers all of Sweden (subject to certain exclusions) an agreement to designate Eurasian’s Kiruna South copper property as a Designated Project and granting Antofagasta the right to earn up to a 70% interest therein and a $5,005,000 private placement in Eurasian. See “Mineral Properties – Sweden”.

On March 1, 2011 Antofagasta purchased 1,540,000 units from the Company at a price of $3.25 per unit for proceeds of $5,005,000. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each full warrant entitles Antofagasta to purchase one additional Common Share for $4.00 until March 1, 2013. As part of the same private placement, Eurasian issued an additional 3.96 million units for additional proceeds of $12,870,000. In connection with some of the subscriptions, Eurasian paid finders’ fees of $464,978 (5%) and issued 286,140 finder warrants (5%), each finder warrant being exercisable to acquire one Common Share for $3.50 until March 2013.

On March 18, 2011, Mr. Brian K. Levet was appointed to the Board of Directors.

Fiscal Period Ended December 31, 2011

Subsequent to the fiscal year ended March 31, 2011, Eurasian changed its fiscal year end from March 31 to December 31, effective for the period ending December 31, 2011. The change in fiscal year end was made for the purpose of streamlining Eurasian’s financial reporting.

On April 7, 2011, a Regional Acquisition Agreement between Bronco Creek and Vale S.A. a publicly traded (NYSE: VALE and São Paulo, New York, Hong Kong, Paris and Madrid stock exchanges), which focuses on identifying and developing copper projects in the western United States, was reached. See “Mineral Properties – North America”.

In July 2011, the Company announced that it intended to pay discretionary bonuses through the issuance of an aggregate of 300,000 Common Shares to five officers and one director under its Incentive Stock Grant Program approved by disinterested shareholders at the Company’s annual general meeting held on August 24, 2010. The Common Shares would be issued in three tranches over a two year period. The Company also announced that it intends to issue an aggregate of 157,500 Common Shares as a bonus to 15 employees and consultants. The Common Shares will be issued in three tranches over a two year period. The first tranche of Common Share were issued on October 14, 2011.

Fiscal Year Ended December 31, 2012

On January 24, 2012, Eurasian filed with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form 40-F relating to the registration of its Common Shares under the Securities and Exchange Act of 1934 in the United States. On January 30, 2012, the Common Shares were listed for trading on the NYSE MKT under the ticker symbol “EMXX.”

On February 9, 2012, Eurasian announced that it had extended the expiration date from January 9, 2012 to February 22, 2012 of 678,611 warrants held by employees or insiders of, or consultants to, BCE or Eurasian. These warrants were issued on January 29, 2010 as part of the consideration paid by Eurasian in connection with the acquisition of BCE. Due to a trading blackout imposed by Eurasian relating to the merger with Bullion Monarch Mining, Inc. (“Bullion” or “BULM”), the warrant holders were unable to exercise the warrants until the blackout was lifted subsequent to the public announcement of the merger agreement on February 7, 2012. Each warrant entitled the holder to purchase one share of Eurasian common stock at a price of Cdn. $2.00. Each of the 678,611 warrants was exercised on or before the expiration date, as extended, resulting in gross proceeds to Eurasian of Cdn. $1,357,222.

On April 2, 2012, a subsidiary of Eurasian and its joint venture partner, ASX listed Chesser Resources Limited (“Chesser”), signed an Option Agreement (the “Sisorta Agreement”) on the Sisorta gold property located in north-central Turkey with Çolakoglu Ticari Yatirim A.S. (“Çolakoglu”), a privately owned Turkish company. The Sisorta Agreement required Çolakoglu to make an up-front payment of 100 troy ounces of gold bullion, or its cash equivalent, and to undertake a US $500,000 work commitment over the first year. Çolakoglu terminated its option on March 21, 2013.

In May 2012, Dr. Enders resigned as Executive Chairman of the Board and was appointed Chief Operating Officer. Mr. Michael Winn assumed the role of Chairman of the Board.

On August 15, 2012, the Company appointed Ms. Jan N. Steiert as Chief Legal Officer of the Company.

On August 17, 2012, the Company completed its acquisition of Bullion following approval of the Merger by BULM's shareholders at a special meeting held earlier that day. Under the terms of the Merger Agreement, BULM shareholders received 0.45 of an EMX Common Share and US$0.11 in cash for each share of BULM common stock held as of the record date. The value of the total consideration paid to BULM shareholders was approximately US$36.4 million.

In connection with the closing of the Merger, Mr. James (Andy) Morris, former President of Bullion, joined Eurasian’s Board of Directors. In addition, Mr. R. Don Morris, former CEO of Bullion, was appointed to EMX's advisory board. Both appointments were effective August 17, 2012.

On August 23, 2012, the Company announced that intended to pay discretionary bonuses through the issuance of an aggregate of 364,500 Common Shares as a bonus to five officers and a director. The Common Shares will be issued under the Company’s Incentive Stock Grant Program of up to 300,000 Common Shares available each year which was approved by disinterested shareholders at the Company’s Annual General Meeting held on August 24, 2010 and through an additional one time issuance of up to 700,000 Common Shares as bonuses to certain officers and directors which was approved by shareholders at the Company’s Annual General Meeting held on August 16, 2011. The Common Shares will be issued in three tranches over a period of two years. The first tranche was issued on October 15, 2012.

Mr. Paul H. Zink, President of Eurasian Capital, left the Company on January 31, 2013.

Significant Acquisitions

On August 17, 2012, the Company completed its acquisition of Bullion following approval of the Merger by BULM's shareholders at a special meeting held on the same day. Under the terms of the Merger Agreement, BULM shareholders received 0.45 of an EMX Common Share and US$0.11 in cash for each share of BULM common stock held as of the record date. The value of the total consideration paid to BULM shareholders is approximately US$36.4 million. A business acquisition report relating to the Merger was filed by the Company on October 31, 2012.

DESCRIPTION OF THE BUSINESS

Overview

Eurasian is engaged in the acquisition and exploration of precious and base metals properties. All of its properties are in the exploration stage and it does not have any properties on which mining is carried out.

Specialized Skill and Knowledge

All aspects of Eurasian business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, finance, accounting and law.

Competitive Conditions

Competition in the mineral exploration industry is intense. Eurasian competes with other companies, many of which have greater financial resources and technical facilities, for the acquisition and exploration of mineral interests, as well as for the recruitment and retention of qualified employees and consultants.

Raw Materials (Components)

Other than water and electrical or mechanical power – all of which are readily available on or near its properties – Eurasian does not require any raw materials with which to carry out its business.

Intangible Property

Eurasian does not have any need for nor does it use any brand names, circulation lists, patents, copyrights, trademarks, franchises, licenses, software (other than commercially available software), subscription lists or other intellectual property in its business.

Business Cycle & Seasonality

Eurasian’s business is not cyclical or seasonal.

Economic Dependence

Eurasian’s business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Renegotiation or Termination of Contracts

It is not expected that Eurasian’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection

All phases of Eurasian’s exploration are subject to environmental regulation in the various jurisdictions in which it operates.

Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. While manageable, Eurasian expects this evolution (which affects most mineral exploration companies) might result in increased costs.

Employees

At December 31, 2012, Eurasian had 58 employees and consultants working at various locations throughout the world.

Foreign Operations

The majority of Eurasian’s properties are located outside of North America and many are located in areas traditionally considered to be risky from a political or economic perspective.

Bankruptcy Reorganizations

There has not been any voluntary or involuntary bankruptcy, receivership or similar proceedings against Eurasian within the three most recently completed financial years or the current financial year.

Material Reorganizations

Except as disclosed under the heading “Three Year History,” there has not been any material reorganization of Eurasian or its subsidiaries within the three most recently completed financial years or the current financial year.

Social or Environmental Policies

Eurasian has implemented various social policies that are fundamental to its operations, such as policies regarding its relationship with the communities where the Company operates.

Eurasian is committed to the implementation of a comprehensive Health, Safety, Environment, Labor and Community Policy and a pro-active Stakeholder Engagement Strategy (the “Policies”). These Policies will be reviewed and updated on an annual or “as needed” basis. EMX ensures these Policies are made known to all its managers, staff, contractors and partners, and that the requirements contained therein are adequately planned, resourced implemented and monitored wherever EMX is actively managing the project and where EMX has obtained a formal commitment from its joint venture partners to adopt the same Policies.

1. Environmental Policy

The Company believes that good environmental management at every project it manages, whether in the exploration phase, feasibility stage, project construction or mine site operation, requires proactive health and safety procedures, transparent interaction with local communities and implementation of prudent expenditures and business performance standards that constitutes the foundation for successful exploration and subsequent development if the results warrant it.

Eurasian will develop and implement appropriate standard operating procedures for different stages of its ground technical surveys, prospecting and evaluation and development work which procedures will be designed to meet all applicable environmental requirements and best environmental practices in the mineral exploration industry.

2. Community Relations, Communication and Notification Policy

Proactive interaction with the stakeholders that the Company’s exploration and development programs may impact on is considered an important part of the long-term investment that the Company is planning in worldwide exploration programs but particularly in Haiti and Turkey.

Eurasian recognizes that from the inception of exploration activities or a new field work program, and as the exploration project progresses towards development, it will be important to:

  communicate and proactively engage with all local communities and other stakeholders that may be affected by its exploration programs;

  inform and obtain a consensus with the full range of stakeholders that may be impacted upon by exploration, evaluation and development; and

  identify any vulnerable or marginalized groups within the affected communities (e.g. women, elders or handicapped) and ensure they are also reached by above information disclosure and consultation activities.

In these respects, Eurasian will work actively and transparently with governmental authorities, other elected parties, non-governmental organizations, and the communities themselves to ensure that the communities are aware of the activities of the Company, and that the impact and benefits of such activities are a benefit to the communities.

When detailed or advanced exploration activities, including drilling, evaluation and other such programs, are implemented, the Company will endeavor to identify how the impacts of such work on communities can best be managed, and how benefits can best be provided to communities through its activities. This will be undertaken in consultation with the affected communities.

3. Labour, Health and Safety Policy

The health and safety of its employees, contractors, affected communities and any other role players that may participate and be affected by the activities of EMX are crucial to the long term success of the Company.

The Company will establish and maintain a constructive work-management relationship, promote the fair treatment, non-discrimination, and equal opportunity of workers in accordance with IFC’s Performance Standards 2, Labor and Working Conditions.

Every effort will be made through training, regular reviews and briefings, and other procedures to ensure that best practice labour, health and safety and good international industry practices are implemented and maintained by Eurasian including prompt and in-depth accident and incident investigation and the implementation of the conclusions thereof. The Company will take measures to prevent any child labour and/ or forced labour.

The Company’s aim is at all times to achieve zero lost-time injuries and fatalities.

4. Development Stage Environmental and Social Management Policy

Eurasian will communicate and consult with local communities and stakeholders with a view to fostering mutual understanding and shared benefits through the promotion and maintenance of open and constructive dialogue and working relationships.

Risk Factors

Investment in the Common Shares involves a significant degree of risk and should be considered speculative due to the nature of Eurasian’s business and the present stage of its development. Prospective investors should carefully review the following factors together with other information contained in this AIF before making an investment decision.

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

Eurasian cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from its Carlin Trend royalty property in Nevada to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that Newmont Mining Corporation will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by Eurasian.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on Eurasian’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or United States dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the United States dollar or local currencies could have an adverse impact on the amount of exploration conducted.

Joint Venture Funding Risk

Eurasian’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another partner or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants, The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, Eurasian currently expects that it will be a passive foreign investment company (“PFIC”) for the year ending December 31, 2012 and expects to be a PFIC in future tax years. If Eurasian is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Eurasian’s net capital gain and ordinary earnings for any year in which Eurasian is a PFIC, whether or not Eurasian distributes any amounts to its shareholders. For each tax year that Eurasian qualifies as a PFIC, Eurasian intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to Eurasian. Eurasian may elect to provide such information on its website www.EurasianMinerals.com.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE MKT and the TSX Venture Exchange. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which resulted in the SEC adopting rules that will require the Company to disclose on an annual basis, beginning in 2014, certain payments made by the Company, its subsidiaries or entities controlled by it, to the U.S. government and foreign governments, including sub-national governments. The Company’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

The Company requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting beginning with the fiscal year ended December 31, 2012. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

MINERAL PROPERTIES

Turkey

Eurasian holds exploration and exploitation licenses in Turkey’s Western Anatolia and Eastern Pontides mineral belts. The properties include bulk tonnage gold, gold-silver vein, and porphyry copper (gold) targets. EMX also holds royalty interests on Balya and other properties. Drill programs were conducted at the Akarca property and the Sisorta joint venture project, as well as the Balya royalty property during 2012. In addition, EMX continued evaluating and partnering other projects in the property portfolio, while assessing new exploration opportunities.

Akarca Property

The Akarca Property is a 2006 EMX grassroots exploration discovery located in Turkey’s Western Anatolia region, and is wholly-owned by Eurasian.

The Property had been in a joint venture with a subsidiary of Centerra Gold Inc. pursuant to an agreement dated December 23, 2008 whereby Centerra could earn up to a 70% interest in the Property. In mid-2012, Centerra earned an initial 50% interest in the Property as a result of investing over US $5 million in drilling, geological mapping, geochemical sampling, and geophysical surveys. EMX regained 100% interest in the Akarca Property from Centerra in October, 2012 in return for relieving Centerra of certain exploration and payment obligations. The Company is currently in advanced discussions with a number of potential partners interested in the Property.

The following is the summary from a technical report dated November 1, 2011 (“the Akarca Report”) prepared by John E. Dreier (Ph.D., AIPG CPG, of Exploration, Development, and Mining Inc.) and Mesut Soylu (Ph.D., AIPG CPG, the Country Manager, Turkey, of Eurasian). The Akarca Report may be found in the Company’s filings at www.sedar.com, and sections 4.0, 5.0, 6.0, 7.0, 9.0, 10.0, 11.0, 14.0, and 26.0 of the Akarca Report are specifically incorporated by reference herein.

“This report was prepared in compliance with Standards of Disclosure for Mineral Projects (“NI 43-101”) on behalf of Eurasian Minerals Inc. (“Eurasian” or “EMX”) for the Akarca gold-silver property, located in Bursa province, Turkey. The purpose of the report is to provide a technical assessment of exploration results dating from EMX’s initial discovery of mineralization at Akarca, through completion of the 2011 drill program, and to propose future work programs to advance this property of merit. Gold-silver mineralization was discovered by Eurasian in 2006, and exploration licenses granted on open ground that had undergone very limited, pre-modern, mining-related activity. The Akarca property is covered by one exploitation license (#20064048) and a second license (#200610847) that is currently in the process of being converted from exploration to exploitation status. These two licenses cover a combined area of 3901.31 hectares.

Since December 23, 2008 the property has been under option to a wholly owned subsidiary of Centerra Gold Inc. (“Centerra”). The licenses are held in AES Madencilik Ltd. Sti. (“AES” or the “AES JV”), a company incorporated under the laws of Turkey for the purposes of the option and subsequent joint venture and jointly owned by Centerra and Eurasian. Centerra has exclusive rights to maintain a 50% shareholding interest in AES and the Akarca property, by funding $5 million in Phase One exploration expenditures over 4 years (current expenditures total approximately US $4.4 million), and paying EMX US $1 million within 30 days of the initial earn-in. Centerra can increase its interest to 70% by funding a further US $5 million of exploration within two years of earning its initial 50% shareholding interest in AES.

At the request of Mr. David M. Cole, CEO, President and Director of Eurasian Minerals Inc., John E. Dreier, CPG, (the independent “author” responsible for the contents of the current report), was commissioned in July, 2011 to update EMX’s previous NI 43-101 report for the Akarca project. The initial technical report, with an effective date of October 1, 2008, was authored by Dr. Mesut Soylu, CPG, EMX’s Business Unit Manager for Turkey (the non-independent “coauthor” of the current report). This current report substantially updates the earlier technical report with three years of further exploration work on the property.

There have been no previous licenses granted on the property, and there are no other agreements, back-in rights or other encumbrances that the property is subject to. Initially Eurasian, and since 2008 the AES JV, have kept the Akarca licenses in good standing according to the requirements of Turkish mining law. Access, infrastructure and available workforce are adequate to support the development of a mineral deposit at Akarca.

Akarca occurs in the Western Pontides tectonic belt of western Anatolia, where deformation and magmatism occurred from the Cretaceous to the Neogene. Late Miocene extension created numerous fault-bounded basins, including the sedimentary basin that hosts the Akarca deposit. The geology at Akarca is dominated by Neogene-aged basin-fill sedimentary units, with local intercalations of tuffaceous rocks, that unconformably overlie Paleozoic schists and re-crystallized limestones. These rock sequences are cut by multiple zones of structurally controlled, low sulfidation epithermal (“LSE”) veining, silicification, and associated gold-silver mineralization.

The Akarca property covers six primary mineralized zones within a district-scale area of 6 by 1.5 kilometers. EMX and the AES JV have conducted surface sampling, geologic mapping, geophysical surveys, and drill campaigns that have characterized the target areas with: a) 2,293 soil samples, b) 2,500 rocks samples of various types (i.e., channel, grab, float, etc.), c) four induced polarization ("IP") surveys, d) 61 core holes totalling over 7,600 meters, and e) 11 reverse circulation ("RC") holes totalling approximately 1,400 meters. The property geology, for the most part, is concealed beneath a thin veneer of soil and vegetation, with exposures principally occurring as discontinuous outcrops of veins and silicified zones, or in drainages or road cuts. As a result, the soil geochemistry and IP-resistivity surveys have been instrumental in broadly outlining areas of gold-silver mineralization and buried vein targets. Within the target areas, outcrop mapping, rock sampling, and drilling have delineated the LSE vein systems and structurally controlled corridors of silicification along strike and down dip.

The known mineralized zones are oriented northeast-southwest and northwest-southeast, reflecting extension and horst and graben creation of the sedimentary basins hosting the mineralization. The vein systems range from approximately 100 to over 400 meters in length on the surface. The vein widths typically vary from 0.5 to 15 meters, and locally are in excess of 75 meters as constituted by brecciated and silicified zones in addition to the quartz veins. Gold and silver are hosted as both structurally focused vein-style, as well as lithologically controlled disseminated-style mineralization. The quartz veins tend to host the higher grade mineralization, while the silicified halos in the wall-rocks host lower grade disseminated mineralization. Gold and silver grades in the mineralized zones range from greater than 0.2 ppm Au and geochemically anomalous Ag to over 10 ppm Ag, with locally higher grades of greater than 10 ppm Au and/or greater than 100 ppm Ag. The vein targets have only been tested to shallow depths of 30 to 110 meters below the surface. The mineralized zones are to a large extent oxidized to a relatively consistent 80 to 100 meters below the surface. A summary of exploration results for the six principal target areas is given below:

The Kucukhugla Tepe zone, located in the south of the Central Target area, is defined as a northwest trending 100 meter wide corridor of oxide gold-silver mineralization occurring in two sub-parallel systems of veining and stockworking. Over 78% of 627 rock samples assayed greater than 0.2 ppm gold, and more than 32% exceeded 10 ppm silver. There are multiple high-grade surface samples greater than 10.0 ppm gold (n=34), and 100 ppm silver (n=43). Significant mineralization was intersected in 16 out of 20 holes along 600 meters of strike length, including an intercept of 63.7 meters (51-54m true width) averaging 1.54 ppm gold and 14.53 ppm silver.

The Hugla Tepe zone occurs in the middle of the Central Target area, and is outlined as a 650 by 350 meter gold-in-soil anomaly (i.e., > 0.1 ppm Au) with IP-resistivity targets. The northeast trending vein zone can be followed at the surface for about 400 meters and is up to 7 to 8 meters thick. Hugla Tepe is relatively low grade, with a median grade of 0.29 ppm gold from 267 rock samples. Significant mineralization was intersected in 20 out of 21 holes along 650 meters of strike length, delineating oxide gold-silver mineralization to depths of approximately 80-100 meters.

The Fula Tepe zone, located at the north end of the Central Target area, consists of a 900 by 200 meter northeast trending corridor of anomalous gold- and silver-in-soil geochemistry, veining, wall-rock silicification, and IP-resistivity anomalies. The median grades from 195 rock samples are relatively high at 1.14 ppm gold and 13 ppm silver, with high-grade maximums of 31 ppm gold and 322 ppm silver. Drilling has delineated 350 by 140 meters of the zone, including an intercept of 15.4 meters (10m true width) averaging 1.96 ppm gold and 15.95 ppm silver.

Sarikaya Tepe, located west of the Central Target area, is a 500 by 75 meter zone of surface exposed quartz veining and silicification coincident with a steep north-northwest trending topographic high. Three core holes delineated approximately 200 meters of strike length, and include a near surface intercept of 14.2 meters averaging 4.61 ppm gold, and a deeper zone with an intercept of 67.9 meters averaging 1.35 ppm gold and 16.08 ppm silver. In addition to the thicker intercepts of gold-silver mineralization, there are also higher grade sub-intervals such as 11.4 meters averaging 4.90 g/t gold and 45.75 g/t silver and 5.8 meters averaging 10.00 g/t gold and 4.16 g/t silver.

Arap Tepe is a three by two kilometer, northwest trending corridor of multiple, sub-parallel zones of oxide gold-silver mineralization, quartz veining, and IP-resistivity anomalies located approximately three kilometers east of the Central Target area. The veins range from 35 to 205 meters in strike length, and from 1 to 16 meters in width. The Arap Tepe vein zones host high-grade surface samples, including Zone A with rock chip sample results of 19.55 ppm gold, and Zone B with channel sample results including 54.8 ppm gold and 24.7 ppm silver over 0.7 meters. Another noteworthy characteristic of the Arap Tepe target area is the presence of nine IP-resistivity anomalies representing over 3000 meters of untested vein zone targets beneath cover. Drill results include 11 out of 13 holes with significant intercepts, including 55.4 meters averaging 3.10 ppm gold from Zone A, which has 250 meters of drilled strike length.

The Percem Tepe prospect, located north of Arap Tepe, is an 800 meter long northwest trend of oxide gold-silver mineralization, silicification and quartz veining, as well as concealed targets identified by IP-resistivity anomalies. Drill confirmation consisted of four holes that intersected two zones (i.e., Zones B and C) located approximately 650 meters from each other, including an intercept of 102.2 meters (66 – 86m true width) averaging 0.57 ppm gold and 5.50 ppm silver.

Eurasian and the AES JV have adhered to Best Practice guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) for the surface exploration and drilling programs. The surface and drill samples taken are representative of the altered and gold-silver mineralized material. Independent data verification by the independent author (Dreier) included sampling during the Akarca core review, field checks of drill collars, field checks of geologic mapping, and drill database assay verification in the office. Review of EMX’s assay quality assurance (“QA”) results for drill and surface samples confirmed that all quality control (“QC”) tests were passed for standard, blank, and duplicate samples. The independent data verification work confirmed that the EMX and the AES JV exploration results are representative and reproducible.

Exploration results from the EMX and AES JV programs have established Akarca as a property of merit, with zones of higher grade vein and lower grade bulk tonnage gold-silver mineralization that have district-scale exploration potential. Overall, Akarca has only been tested to relatively shallow depths, especially when considering the evidence for a shallow depth of erosion, and the vertical ranges typical for the low sulfidation styles of vein mineralization. Basement-hosted structures present excellent exploration targets at depth for follow-up. All of the vein zones drill tested to date remain open down dip as well as along strike. There are also a significant number of IP-resistivity targets that remain untested that provide further upside exploration potential on the property. There are no significant risks that affect the reliability or confidence in the exploration information used as a basis for this report.

A 12 month exploration program is recommended that totals approximately US $4.5 million, and includes a) 10,000 meters of core drilling, b) trenching and channel sampling programs to extend the gold-silver zones along strike and identify parallel zones at surface, c) extension and in-fill of the soils grids, d) additional geologic mapping to complete a 1:10,000 scale compilation for the entire property, e) additional IP surveys and a gravity survey, f) early-stage metallurgical testing, and g) initiation of an environmental impact assessment ("EIA") study. The surface sampling, geologic mapping, and geophysical surveys will further define the mineralized zones at surface, and may result in the identification and discovery of new target zones. The recommended drilling will support a) definition of the mineralized zones along strike and down-dip, b) exploration for basement-hosted gold-silver mineralization, and c) testing concealed targets identified by IP-resistivity. As the Akarca property advances toward resource definition, it is important to establish the metallurgical properties of the mineralized material with a modest program that includes bottle roll and other tests. Finally, as a requirement to keep the licenses in good standing, it is critical to continue with ongoing environmental monitoring, and to initiate the required EIA study."

Subsequent to the filing of the Akarca Report, license (#200610847) was converted from exploration to exploitation status. In addition, 2012 exploration programs were conducted that included drilling, surface trenching, geochemical sampling, geologic mapping, and geophysical surveys to explore for new discoveries, as well as extend the known mineralized zones.

Initial 2012 work commenced with a gravity survey and structural geologic compilation that identified through-going structural trends interpreted as important controls for gold-silver mineralization. This new structural framework provided an important tool for further delineating the known gold-silver prospects, as well as for increasing the potential to discover new mineralized zones under cover, and served as an important guide for drill targeting.

EMX reported mid-2012 Akarca exploration results on July 19, 2012 that included a drill intercept of 26.1 meters averaging 4.47 g/t gold and 16.39 g/t silver, with a higher-grade sub-interval of 5.8 meters averaging 13.59 g/t gold and 49.65 g/t silver at the Sarikaya Tepe prospect (true widths interpreted to be 55-65% of reported interval). This intercept is notable as a new target type hosted above and at the intersection of vein structures and the underlying basement contact, thereby increasing the project's exploration potential.

EMX initiated a follow-up drill program in December, 2012 to test new target concepts, as well as extend gold-silver mineralization identified from previous exploration. The first two holes were drilled at the Sarikaya Tepe prospect, with results that included an oxide intercept starting at surface of 36.4 meters averaging 5.67 g/t gold and 53.31 g/t silver, with a sub-interval of 2.15 meters averaging 89.34 g/t gold and 835.16 g/t silver (true widths interpreted as 60-75% of reported interval length). The drill results also included an oxide intercept starting at 18.2 meters of 101.0 meters averaging 1.25 g/t gold and 7.95 g/t silver at Percem Tepe (true width interpreted as 65-75% of reported interval length). Overall, EMX's 2012-2013 drill program extended the strike length of the targeted prospects, confirmed continuity of the mineralized zones, and intersected the highest grade gold-silver mineralization encountered to date on the property. These latest results, from three different prospect areas, underscore the district-scale exploration potential of the Akarca property.

To date, 88 drill holes totaling over 11,000 meters, 3,100 rock and 3,300 soil geochemical samples, 74 line-kilometers of IP-resistivity surveys, and a property-wide gravity survey have been completed, mostly paid for by partner funding. Less than 20% of the 14,000 meters of vein target strike length as currently defined by mapping and IP-resistivity anomalies have been drill tested so far.

Refer to EMX news releases dated July 19, 2012, January 18, 2013, and March 1, 2013 for more information on the Akarca exploration results and a description of the Quality Assurance and Quality Control measures used by Eurasian for the project.

Sisorta Joint Venture Property

The Sisorta Project is located in north-eastern Turkey and is held by a joint venture consisting of Chesser Resources Ltd. (51%) and EMX (49%). Chesser is the manager of the joint venture. The JV had granted Çolakoglu Ticari Yatirim A.S., a privately owned Turkish company, an option to buy the Sisorta JV property in April 2012, but was subsequently advised by Çolakoglu that the option was terminated effective March 21, 2013.

The following is a portion of the summary from a technical report dated July 31, 2009 (“the Sisorta Report”) prepared by Andrew Vigar (BAppSc, FAusIMM, MSEG, of Mining Associates Pty. Ltd.), Simon Meldrum (B.Sc., MSEG, a Consulting Exploration Geologist), Gary Giroux (M.A.Sc., P.Eng., Mem APEG, of Giroux Consultants Ltd.), and Mesut Soylu (Ph.D., AIPG CPG, former Country Manager, Turkey, of Eurasian). The full Sisorta Report may be found in the Company’s filings at www.sedar.com, and sections 4.0, 5.0, 6.0, 7.0, 9.0, 10.0, 11.0, 12.0, 13.0, 17.0, and 20.0 of the Sisorta Report are specifically incorporated by reference herein.

“This report is a technical review of the geology, exploration and current mineral resource estimates for the Sisorta Project. The Sisorta property is located in the Eastern Pontides mineral belt, within the province of Sivas in north-eastern Turkey. The property consists of one Mineral Exploration License (“MEL”) over 2 separate areas (AR91997a and AR91997b), covering a combined 2,669.04 hectares. The license is held by EBX Madencilik Ltd. Sti., a Turkish corporation wholly owned by Eurasian Minerals, Inc. (“EMX”). Chesser Resources Limited (“Chesser”) entered into a farm-in agreement in October 2007 to earn an initial 51% interest in the Sisorta Project. At the request of Dr. Rick Valenta, Managing Director of Chesser and David M. Cole, CEO and President of EMX, Mining Associates Pty Ltd (“MA”) was commissioned in June 2009 to prepare an Independent Technical Report on the Sisorta Project to Canadian NI43-101 standards.

The Eastern Pontides mineral belt is a region with a long and productive mining history. The base metal vein deposits near Sisorta were discovered prior to modern records being kept, but the bulk of the small scale private mining that has taken place there dates back to the beginning of the twentieth century. Exact production figures are unknown, but the region is actively being explored and mined today at several locations.

Security, access, infrastructure and available workforce are all favorable for the development of a mineral resource at Sisorta due to previous activity by both the mining and logging industries. MTA, the Turkish government’s geologic research organization, initially discovered copper anomalies near Sisorta while conducting regional stream sediment sampling in the 1970s and 1980s. MTA claimed the area for mineral exploration and drilled 10 core holes between 1995 and 1998. EMX’s Turkish subsidiary, Eurasia Madencilik, under the direction of co-author M. Soylu, obtained the property from the Mining Bureau’s auction in 2004, and began an exploration effort from 2004 to 2006 that has included a broad range of exploration techniques including soil and rock sampling and 12 drill holes. EMX follow-up field work continued in 2007 including the drilling of an additional 6 holes, after which time Chesser initiated its farm-in requirements. The 2008 work funded by Chesser includes the 2008 drilling (40 exploration core holes and 3 metallurgical holes) and resource estimation programs.

The geology of the area is dominated by Cretaceous age basalt flows and pyroclastics overlain by porphyritic andesite to dacite tuffs and flows. This volcanic package is intruded by stocks of granodiorite composition. The regional scale structural trend in the Eastern Pontides is dominated by east-west oriented faults with locally complex folding. Locally, two sets of faults are prominent near Sisorta, and appear to be some of the main controls to mineralization there, one oriented northwest and the other northeast. Both structure sets are steeply dipping.

The Sisorta deposit as defined to date is localised within the environs of Evliya Tepe (Evliya Hill). The Sisorta gold deposit is an example of the high sulfidation epithermal (“HSE”) class of deposits, and exhibits typical features such as a vuggy silica lithocap underlain by advanced argillic style alteration. The lithocap represents the largely oxidized, gold enriched top to the system, and is underlain by less oxidized mineralization that is copper anomalous at depth. The deposit appears to be controlled primarily by intersecting northwest and northeast structures and Late Cretaceous andesite host rocks. Mineralization is coeval with the host and genetically related to caldera-associated hydrothermal activity.

Sample protocols, including sample methods, preparation, analysis and data verification have been conducted in accordance with NI43-101 requirements, with appropriate quality assurance/quality control procedures in place since the inception of EMX’s work in 2004. Exploration work covered by this report consists of the 2004-2008 mapping, sampling, geophysical surveying, and drilling programs and associated work. The outcome of the field work has resulted in a resource estimate on the Sisorta deposit completed by G. H. Giroux, P.Eng., of Giroux Consultants Ltd in June 2009.

The resource database consisted of 72 diamond drill holes with a combined length of 10,039 metres and a combined 7,772 assays for gold, silver, arsenic, copper, molybdenum, lead and zinc (6631 EMX/Chesser and 1141 MTA).

A geologic three dimensional solid model was developed to constrain the resource estimate. A total of five domains were modelled: North Zone, Deep Zone, East Zone, West Zone and South Zone.

Within each domain uniform down hole composites were produced that honoured the domain boundaries. Composites 5 metres in length were calculated with short intervals at the domain boundaries combined with adjoining samples if less than 2.5 metres. As a result, the composites formed a uniform support of 5 +/- 2.5 metres.

Within the East and West domains pair-wise, relative semi-variograms were produced in the directions along strike, down dip and across dip. Nested spherical models were fit to each direction with a geometric anisotropy demonstrated. Within the waste between the modelled solids isotropic nested spherical models were fit to the data. For the remaining domains there was insufficient data to develop semi-variograms so the overall orientation of the envelope was used. A total of 1,618 specific gravity determinations from core samples resulted in bulk density measurements for the oxide, transition and sulphide zones, averaging 2.38, 2.55 and 2.71 tonnes per cubic metre, respectively.

A block model with blocks 10 x 10 x 10 metres in dimension was used over the domain solids. The proportion of each solid and the percentage below surface topography was recorded for each block. The geologic continuity has been established through surface mapping and core logging and led to the development of the mineral domains estimated.

For the Sisorta deposit the drill density is too sparse at this time to consider any of the resource measured. For the better drilled areas within the West and East zones, all blocks estimated in Pass 1 or 2 using up to 1/2 the semi-variogram range were classified as Indicated. The remaining blocks within the West and East zones and all resources within the sparsely drilled North, South and Deep zones were classified as Inferred.

The results are tabulated as a series of Grade-Tonnage Tables showing all resources combined and then broken down into each Domain. At this time no economic analysis has been completed and as a result, the economic cut-off has yet to be established. A value of 0.40 g/t Au (grams/tonne gold) has been selected as a possible open pit cut-off for this deposit. The following table lists the resource estimate by class and metallurgy.

Sisorta Resource Sorted by Class and Metallurgy.
Cut-off, Au g/t	Au g/t	Ag g/t	Gold ounces	Silver ounces

Cyanide leach tests (bottle rolls) have indicated recovery rates between 92% for oxide material and 14% to 46% for sulphide material suggesting the oxide portion of the deposit will be amenable to heap leach treatment.

The Sisorta gold deposit is considered to be an excellent exploration target with much of the structurally and lithologically favourable ground yet to be tested. Overall, the drilling to date has intersected gold mineralization over minable thicknesses in a majority of holes drilled. The gold mineralized material is predominantly oxidized and recovers well. The resources currently outlined are favourably situated on top of Evliya Tepe with minimal overburden, and would be amenable to open pitting with a low strip ratio. An expanded drilling program is recommended to extend beyond the existing mineralized zones, and to follow up new targets outside the immediate resource area in order to determine the true extent of the property's mineralization.

MA investigated the interpretation and estimation techniques of the resource estimate. Globally, Giroux’s resource estimates are reasonable for this broad level of study, accepting that the mineralization model (HSE) is suited to bulk low grade mining. MA believes that surface mining in the area may be viable. Further drilling will be required in order to upgrade the current resource classifications prior to conversion to reserves. MA also believes that recent and historical exploration has demonstrated that the mineralized systems within the tenement are prospective for the discovery of additional gold mineralization of a similar nature to that at the current Sisorta deposit.

The following recommendations have been made after this review of the technical data of the Sisorta Project:

  the collection and insertion of field duplicates should be conducted at the time of logging.

  drill hole locations and surveys should be validated in the field.

  the block modelling and estimation methods should be reviewed prior to more detailed studies being undertaken.

  the quick logs for all of the holes should be completed with a careful interpretation of the data section by section.

  additional drilling should be targeted beyond the limits of the current drill pattern to have a significant impact (increase) on resource tonnage.”

Subsequent to the 2009 Sisorta Technical Report, the joint venture’s 2010-2011 exploration work on the property consisted of six core holes totaling approximately 950 metres, spectrographic alteration mapping, geologic mapping, and maintenance of the permits and licenses to keep the property in good standing.

As reported to EMX by Çolakoglu, in 2012 Çolakoglu completed a 46 hole, 5,500 meter diamond drill program and other work totaling approximately US $2.5M in expenditures before terminating its option in March 2013. In addition, Çolakoglu made an upfront cash payment to EMX of US $80,200. EMX and Chesser are currently evaluating the data generated from Çolakoglu’s work, and initiating discussions with other parties interested in the property’s oxide gold and porphyry copper exploration potential.

Balya Royalty Property

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped, 4% NSR royalty that it retained when it sold the property to private Turkish mining company Dedeman Madencilik San ve Tic. A.S. in 2006. Dedeman converted the Balya exploration license to an exploitation license in February, 2012 as a key step to advancing the project from exploration to production status.

Eurasian has been advised by Dedeman about its recent exploration work as follows. Dedeman’s 2012 diamond drill program focused on resource delineation for the Hastanetepe lead-zinc-silver zone. The new drilling expanded the high-grade lead-zinc-silver mineralization in the Hastanetepe zone to the east and southeast, and included intercepts of 14.3 meters (172.8 -187.1 m) averaging 18.15 % lead, 9.14% zinc, and 242.4 g/t silver, and 18.0 meters (33-51 m) averaging 13.83% lead, 4.68% zinc, and 110.0 g/t silver (true widths are estimated at 70-90% of the reported interval length). Since acquiring the property from EMX in 2006, Dedeman has completed 176 core holes totaling over 31,000 meters. Refer to EMX news releases dated January 30, 2012 and October 2, 2012 for more information on Dedeman's drill results and a discussion of the Quality Assurance/Quality Control procedures used for the project. Dedeman's efforts continue to focus on the Hastanetepe zone.

Golcuk Property

The Golcuk copper-silver property is located in the Eastern Pontides metallogenic belt of northeast Turkey, and is covered by one exploitation license. The mineralization at Golcuk primarily occurs as stacked, stratabound horizons with disseminated copper and silver hosted in volcanic units, as well as in localized cross-cutting fault-controlled veins and stockworks of bornite, chalcopyrite and chalcocite.

Pasinex Resources Ltd. (CNSX: PSE; FSE: PNX) of Vancouver, British Columbia signed an option agreement in July, 2012 to acquire a 100% interest in EMX’s Golcuk property for a combination of staged issuances of three million Pasinex shares and work commitments totalling US $750,000 over a four year period. EMX retains a 2.9% NSR royalty, which Pasinex has the option of buying down to 2% within six years of the agreement date for US $1,000,000.

Trab-23 Property

The Trab-23 gold (copper-molybdenum) porphyry property is located in northeast Turkey, and covers over 19 square kilometers. The property was acquired by EMX at minimal cost in 2007.

Tumad Madencilik Sanayi ve Ticaret A.S. ("Tumad"), a private Turkish company, executed a definitive option agreement in February, 2013 to acquire Trab-23 from EMX. The agreement provides for in-ground spending requirements to further develop the asset's value, a revenue stream of annual earn-in and pre-production payments, and a revenue stream based upon production. Following exercise of its option to acquire the property, Tumad may elect to retain the property, and after such election, shall pay annual minimum royalties of US $100,000 commencing upon the first anniversary of such exercise. Upon production from the Trab-23 licenses, Tumad will pay EMX Turkey a 3% NSR royalty from production. The annual minimum royalties will be credited to 80% of the NSR royalty then payable.

Qualified Person

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on Turkey.

Haiti

Eurasian and joint venture partner Newmont Ventures Limited (“Newmont”), a wholly owned subsidiary of Newmont Mining Corporation (NYSE: NEM), are exploring a land position along 130 kilometers of strike length of Haiti’s Massif du Nord mineral belt. Newmont is funding and managing exploration for six joint venture Designated Projects across northern Haiti that contain multiple gold, copper, copper-gold and copper-gold-silver occurrences, prospects, and deposits.

Joint Venture Exploration Programs

An over-arching focus of the joint venture’s exploration programs has been systematic evaluation of the JV’s extensive property portfolio across northern Haiti. The 2012 programs included: (a) geological mapping (69 square kilometers) and road-cut/trench mapping (645 meters), (b) geochemical sampling (combined total of 14,060 soil/auger, rock, BLEG, and channel/trench samples), and (c) ground geophysical surveys (148.9 line-kilometers of magnetics and 39.4 line-kilometers of dipole IP). This work was conducted on several high priority projects and exploration targets at the La Miel, Northwest Haiti, North Central Haiti, Northeast Haiti, and Grand Bois “surrounding properties” Designated Projects.

A Memorandum of Understanding (“MOU”) signed by the JV and the government of Haiti was announced in April, 2012. The MOU established protocols to continue discussions regarding the pending Mining Convention, and allowed drilling on select projects. Subsequently, Newmont reported reconnaissance drilling at the La Miel Designated Project that consisted of thirteen core holes totaling 2,207 meters.

Government Negotiations and Mining Convention

Negotiations with the Government of Haiti to conclude the Mining Convention are ongoing. Once ratified, the Mining Convention will set the financial and related conditions for project exploration, development, exploitation and closure. The joint venture has put all field exploration programs in Haiti on care and maintenance status pending a satisfactory outcome of these discussions.

EMX’s Grand Bois Research Permit

As announced in April, 2012 Newmont relinquished its interest to EMX in the 50 square kilometer Research Permit that covers the Grand Bois historic resource area. The joint venture’s previous drilling tested the near-surface, oxide gold zone, as well as the property’s copper exploration potential.

EMX has been in discussions with the Haitian government for a two year license extension to explore the property’s porphyry potential. Although initial indications were positive, it is now unclear whether the extension will be granted or not. As a result, EMX put work related to the Grand Bois technical report on hold pending the government’s decision on the requested license extension.

Qualified Person

Mr. Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on Haiti.

Australia and Asia-Pacific

Eurasian’s Australia and Asia-Pacific business unit continued to focus on exploration of the Koonenberry gold belt in New South Wales, Australia. The Company also acquired the Neavesville gold-silver property that is located in the Hauraki goldfield of New Zealand's North Island, and subsequently executed a definitive agreement with Glass Earth Gold Limited (TSX-V: GEL; NZAX: GEL) for an option to acquire the property from Eurasian. EMX continues to identify early stage exploration opportunities throughout the region.

Koonenberry Property

EMX’s Koonenberry gold project is covered by over 1,600 square kilometers of contiguous exploration licenses either 100% owned or controlled by Eurasian. The licenses cover prospective ground that hosts gold occurrences and exploration targets along the length of the 100 kilometer Koonenberry gold belt. The license package was reduced from the previous year following the relinquishment of less prospective areas.

EMX’s exploration team completed 400 square kilometers of 1:20,000 scale geological mapping and rock-chip sampling, in addition to finishing BLEG (Bulk Leach Extractable Gold) stream sediment sampling over the entire project area in 2012. As well, a series of detailed geochemical grids were completed over structural targets identified by more than 1,000 samples of surficial lag, 17,000 meters of shallow regolith drilling, and a number of trenches. This substantial work program led to the identification of priority targets for follow-up reverse circulation (“RC”) drilling.

Eurasian’s 1,300 meters of RC drilling identified zones of bedrock gold mineralization hosted in carbonaceous sediments with silica-sulfide alteration within the Nuntherungie Basin. Drill intercepts include 5 meters averaging 0.7 g/t gold, 9 meters averaging 0.4 g/t gold, 4 meters averaging 0.6 g/t gold, and 2 meters averaging 0.6 g/t gold (true widths unknown). These drill results are an especially important advancement for the project, as a key objective at Koonenberry has been to identify and delineate the bedrock source(s) of eluvial gold specimens found on the property.

Exploration in 2013 will follow-up on further first-pass exploration targets resulting from EMX’s enhanced understanding of the geological and mineralization controls in the region. On-going discussions continue with potential parties interested in partnering with EMX on the property.

EMX’s Koonenberry exploration samples were collected in accordance with accepted industry standards and procedures. Samples were typically submitted to ALS Chemex in Brisbane (ISO 17025 accredited). Gold was analyzed by fire assay with an ICP AES finish, and multi-element analyses were determined with aqua regia digestion and ICP MS/AAS techniques. BLEG analysis was by ICP MS. Routine QA/QC analysis was conducted on all assay results, including the systematic utilization of blanks, standards, and field duplicates.

Neavesville Property

The Neavesville property occurs in the Hauraki goldfield of New Zealand's North Island. The property hosts a variety of gold-silver mineralization styles that include replacement bodies in black shales and breccias, as well as higher-grade, structurally controlled quartz veins. This mineralization has geologic features similar to other deposits of the Hauraki goldfield, including Newmont's Martha Hill gold-silver mine located 25 kilometers to the southeast. EMX acquired the Neavesville exploration permits by staking, and with minimal cost.

EMX granted an option to acquire the property to Glass Earth Gold Limited in November, 2012. The agreement was structured with (a) in-ground spending requirements to further develop the asset's value, including 5,000 meters of drilling to confirm the historic results and issue a current NI 43-101 or JORC compliant resource technical report, (b) a pre-production revenue stream denominated in terms of gold ounces, and (c) a revenue stream based on production, all to the benefit of EMX.

The Neavesville project consists of two exploration permits totaling over 30 square kilometers that cover two main centers of epithermal gold-silver mineralization (i.e., Neavesville and Chelmsford). The principal target, named Trig Bluffs, has a historic near-surface inferred resource of 3.2 million tonnes averaging 2.7 g/t gold and 8.9 g/t silver, and containing 289,000 ounces of gold and 944,000 ounces of silver (R. Brathwaite, IGNS report, 1999; 2001). In addition, a separate higher-grade historic inferred mineral resource of approximately 0.47 million tonnes at 7.1 g/t gold and 20.7 g/t silver, and containing 107,000 ounces of gold and 312,000 ounces of silver, was reported for mineralization at depth beneath Trig Bluffs (R. Brathwaite, IGNS report, 1999; 2001). A Qualified Person has not performed sufficient work to classify the historic estimates as current mineral resources, and EMX is not treating the estimates as current mineral resources. The historic estimates should not be relied upon until they can be confirmed. However, the drill-delineated Trig Bluffs gold-silver mineralization described by the IGNS report is considered relevant.

During the reporting period, EMX conducted reconnaissance due diligence geologic mapping, verification rock sampling, and a geophysical survey at Neavesville. Over 20% of EMX's rock samples (total of 35 samples) assayed greater than 0.2 g/t gold, including 4.12 g/t, 2.74 g/t, and 1.89 g/t gold. EMX conducted an orientation CSAMT (Controlled Source Audio-Frequency Magneto Tellurics) geophysical survey over the project, which highlighted the known areas of mineralization, as well as a number of previously unknown or untested mineralized targets. The CSAMT survey highlighted the relatively underexplored nature of the project, even though the property hosts a historic JORC resource.

See EMX’s news release dated November 19, 2012 for further details on the historic resource, agreement with Glass Earth, EMX’s exploration results and a description of the Quality Assurance and Quality Control measures used by Eurasian for its Neavesville project.

Qualified Person

Mr. Chris Spurway, MAIG, MAusIMM, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed and approved the above technical disclosure on Australia and the Asia-Pacific.

North America

Eurasian’s property and royalty portfolio in North America, held through wholly-owned subsidiary Bronco Creek Exploration (“BCE”), is comprised of 24 exploration properties covering more than 46,000 hectares in Arizona, Nevada, Utah, and Wyoming. The portfolio includes porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and high-grade gold-silver vein targets. Eurasian currently has five properties partnered through BCE.

EMX acquired four new porphyry copper projects and one gold project through generative work substantially funded by its partners in 2012. In addition, EMX acquired two grassroots gold exploration properties in Alaska during the year.

The Copper Basin copper-molybdenum property is a Designated Project with Vale Exploration Canada Inc. (“Vale”). Vale can earn an initial 60% interest in the Copper Basin Designated Project by spending US $4.5 million in exploration expenditures over a four year period that started in September, 2011. Vale is 100% funding a 2013 drill program. EMX also had a Regional Acquisition Agreement with Vale, but Vale elected to terminate the regional program in 2012. EMX now 100% controls the properties that were covered under the regional program with Vale, and has quickly gained interest from a number of potential partners for available projects in the portfolio.

Copper Basin Designated Project

The Copper Basin copper-molybdenum property is located in central Arizona, approximately 50 kilometers north-northwest of Phoenix. The project contains numerous surface shows of copper mineralization, and portions of the property were explored during the porphyry copper exploration boom of the 1960s and 1970s. Fifteen known drill holes were completed during this time period within a tightly confined, 500 by 1000 meter area. Most of the holes were shallow (i.e., less than 130 meters total depth), but Humble Oil and Refining Company completed five deeper holes. The historic drill results identified the presence of a copper-molybdenum mineralized porphyry system.

The Company’s geologic mapping, geochemical sampling, and an airborne (ZTEM and magnetic) geophysical survey identified four new copper-molybdenum mineralized breccias during the last year. The breccias show evidence for multiple pulses of alteration and mineralization. EMX’s work has increased the surface expression of the Copper Basin system from 0.5 square kilometers to a 1.5 square kilometer target area of porphyry-style alteration and mineralization. The Copper Basin drill program with Vale is currently underway, with Eurasian as the operator.

Mesa Well Property

The Mesa Well property, located in southeastern Arizona, is a porphyry copper-molybdenum target.

A four-hole, 2,151 meter drill program, funded by Vale, was completed in the first quarter of 2012. Two holes intersected porphyry-style alteration and veining with associated weak copper-molybdenum mineralization that increased in intensity to the north. Vale relinquished its rights to the Mesa Well Designated Project in June, 2012. EMX has completed permitting for a follow-up drill program over new target areas.

Silver Bell West JV Property

The Silver Bell West JV project, partnered with GeoNovus Minerals Corp. (TSX-V: GNM), of Vancouver, British Columbia, is a porphyry copper-molybdenum target adjacent to the active ASARCO Oxide Pit mine located northwest of Tucson, Arizona.

EMX recently completed a GeoNovus funded geologic mapping campaign that identified surface alteration and mineralization patterns for follow-up drill testing. As announced by GeoNovus in a February 19, 2013 news release, the two hole 2013 drill program totalled 696.5 meters, and encountered hydrothermally altered granite; assay results are pending.

Red Hills JV Property

The Red Hills porphyry copper-molybdenum property, located in central Arizona, is partnered with GeoNovus and Inmet Mining Corp. (TSX: IMN) of Toronto, Ontario.

In September GeoNovus issued a news release on the 2012 drill results. As reported by GeoNovus, reconnaissance hole RH-2 confirmed the presence of a fault-displaced portion of a porphyry system under sedimentary cover (i.e., Tertiary gravels), including intercepts of 0.39% Cu over 9.75 meters and 0.42% Cu over 11.8 meters (true widths are unknown). In a February 25, 2013 news release GeoNovus announced commencement of a follow-up drill program that is currently underway.

Middle Mountain Property

The Middle Mountain property is a porphyry copper-molybdenum target located in central Arizona that is partnered with GeoNovus and Inmet.

Beginning in September 2012, two holes totaling 687 meters were drilled to test IP anomalies and geochemical zoning identified from historic data. EMX’s evaluation of the exploration data, which includes 30 kilometers of IP and 16 drill holes totaling 4,323 meters, led to the conclusion that the drilling to date significantly reduced the property’s potential. On February 8, 2013 Inmet and GeoNovus terminated the program.

Superior West JV Property

The Superior West JV with Freeport McMoRan Copper & Gold Inc. (NYSE: FCX) of Phoenix, Arizona is located west of the historic mining town of Superior, Arizona, and adjacent to the Resolution Copper property.

The Superior West property covers several porphyry copper targets, as well as the western extension of the historic Magma Vein. Freeport completed a two hole, 1,972 meter reconnaissance drill program in 2012 that targeted a previously identified geophysical anomaly adjacent to historic drilling, and intersected weak porphyry-style alteration and anomalous copper geochemistry.

Yerington West JV Property

The Yerington West JV property is located in the Yerington mining district of west-central Nevada.

EMX geologists identified a previously unrecognized porphyry center concealed beneath younger cover rocks in the southwestern portion of the district. JV partner Entrée Gold Inc. of Vancouver, British Columbia (TSX: ETG; NYSE: EGI), initially funded drilling in 2010, with one hole reaching the target depths beneath post-mineral cover, and intersecting 120 meters of porphyry-style mineralization. Entrée completed a second hole in 2012, and encountered weak alteration and mineralization. Based upon EMX’s structural geologic reconstructions, the most recent hole is situated distal from the projected porphyry center, and as a result, significant mineralization was not expected.

Other Work Conducted by Eurasian in the Western U.S. and Alaska

EMX continued field evaluation of other properties in the BCE portfolio, as well as grassroots exploration for Carlin-type systems in Nevada and porphyry copper targets in Arizona, Nevada, and Utah. New opportunities were also evaluated in Alaska, including the Moran Dome and Liberty gold properties.

EMX is in discussions with a number of potential partners for available North American properties, as well as for regional exploration alliances.

Qualified Person

Mr. Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on North America.

Sweden

Eurasian’s Swedish subsidiary has a portfolio of 27 exploration permits totaling over 1050 square kilometers. This portfolio includes porphyry copper and Iron-Oxide-Copper-Gold (IOCG) properties, in addition to known areas of copper, gold, and platinum group element-enriched styles of mineralization. EMX entered into a Strategic Alliance and Earn-In Agreement focused on copper exploration with Antofagasta Minerals S.A. in 2011. The Company’s 2012 work focused on property acquisitions, assessments and drill evaluation of portions of the Kiruna South Designated Project.

EMX and Antofagasta Strategic Alliance

EMX and Antofagasta are conducting copper exploration in Sweden under a Strategic Regional Alliance Agreement. Seventeen of EMX’s exploration licenses are in partnership with Antofagasta. EMX nominates properties with high exploration potential for Antofagasta’s consideration as Designated Projects. Antofagasta can choose to accept Designated Project status for a property by entering into a Joint Venture Earn-in Agreement with a right to earn up to 70% of the project. If a property is declined as a Designated Project, EMX is free to advance that property on its own terms with no further obligation to Antofagasta. Kiruna South is a Designated Project comprised of multiple exploration licenses in the Kiruna area. In 2012, Antofagasta sole funded work within the Kiruna South Designated Project. Antofagasta also selected the Norrmyran property as a Designated Project in January 2012, but later relinquished its rights and the property is now 100% controlled by EMX.

Kiruna South Designated Project

The Kiruna South Designated Project is located in the Kiruna iron-copper-gold metallogenic province of northern Sweden.

EMX reported results from a seven hole, 1,975 meter reconnaissance diamond drill program at the Sakkek prospect on July 9, 2012. Drill hole SAK-1B intercepted 60.5 meters of 0.24 % copper and 0.11 g/t gold and drill hole SAK-2B intercepted 147.3 meters of 0.17 % copper and 0.1 g/t gold (true widths unknown). Drill hole SAK-4, drilled 300 meters to the south, also intersected mineralization at the bottom of the hole. Mineralization in these three holes is primarily hosted in hydrothermal breccias and vein swarms cutting strongly altered granitoids and rhyolitic dikes. See Company news release dated July 9, 2012 for further details on EMX’s exploration results and a description of the Quality Assurance and Quality Control measures used for the Sakkek prospect drilling.

EMX and Antofagasta also conducted reconnaissance diamond drilling on the Saivo 3 prospect during the last year targeting a 25 kilometer long structural corridor containing multiple geochemical copper anomalies identified by historic till sampling programs. Three shallow reconnaissance core holes intersected copper mineralization developed along structural features cutting weakly altered granitoid and metasedimentary host rocks. A program of deep till sampling is planned to refine drill targeting for a follow-up campaign.

Other EMX Property Interests in Sweden

EMX is advancing the Storåsen copper-gold-PGE property and the Aitik South copper-gold property outside of the Strategic Regional Alliance with Antofagasta. EMX also holds royalty interests in the Viscaria and Adak properties acquired from the 2010 purchase of the Phelps Dodge Exploration Sweden AB assets.

Serbian Royalty Properties

EMX has NSR royalties of 2% on gold and silver, and 1% on all other metals over certain properties held by Reservoir Minerals Inc. (TSX-V: RMC) of Vancouver, British Columbia. Eurasian’s Serbian properties were sold to a predecessor in title to Reservoir in 2006 for cash, NSR royalties, work commitments, and other considerations.

Reservoir announced encouraging drill results from their Timok joint venture with Freeport McMoran during 2012 (Reservoir news releases dated March 1, July 16, September 4, and December 10, 2012). EMX’s Brestovac royalty property is part of the land package that makes up the Timok JV. Reservoir’s drill results are not on EMX’s royalty ground, but are located approximately 1,000 meters east of the property boundary. Although Brestovac has prospective geology related to the nearby area that Reservoir reported the drill results from, this is not necessarily indicative that similar mineralization occurs within EMX’s royalty property position. Elsewhere in EMX’s Serbian royalty portfolio, encouraging high-grade gold intercepts were recently reported by Reservoir from the Deli Jovan project (Reservoir news release dated February 27, 2013).

Qualified Person

Dr. Duncan Large, Eur. Geol., C. Eng, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on Sweden and the Serbian Royalty Properties.

Far East Russia - Malmyzh

In September, 2012 the Company announced its participation in ongoing discoveries at the Malmyzh porphyry copper-gold district in Far East Russia. Eurasian identified InterGeo Resources LLC ("IGR"), a privately-held exploration company based in Russia, as an early-stage investment opportunity in 2011. EMX owns a 36% equity position on a fully-diluted basis. The Malmyzh exploration and mining licenses are held by a joint venture between IGR (51%) and Freeport McMoran (49%), with IGR operating and managing the project.

IGR advised that diamond drilling confirmed porphyry copper-gold mineralization at fourteen separate target areas within a district-scale, 16 by 5 kilometer intrusive corridor. Malmyzh's porphyry centers occur as Cretaceous-aged dioritic to granodioritic stocks that intruded and altered siltstone and sandstone sedimentary sequences. Copper-gold porphyry mineralization consists of near-surface (i.e., within 2-50 meters of the surface) zones of chalcocite enrichment grading into chalcopyrite-rich and chalcopyrite-bornite-magnetite mineralization. As of September, 90 drill holes (29,300 meters) had been completed with 59 holes intersecting significant (>0.3% copper equivalent) copper-gold mineralization. IGR reported drill intercepts from two of the fourteen prospects as highlighted below:

  Freedom Prospect: 111.6 meters (25.2-136.8m) averaging 0.80% copper and 1.01 g/t gold (1.51% Cu equivalent) within a broader zone of 459.3 meters (25.2-484.5m) averaging 0.36% copper and 0.41 g/t gold (0.65% Cu equivalent),

  Central Prospect: 406.7 meters (43.9-450.6m) averaging 0.52% copper and 0.29 g/t gold (0.72% Cu equivalent), and

  Central Prospect: 223.1 meters (423.1-646.2m) averaging 0.54 % copper and 0.18 g/t gold (0.66% Cu equivalent).

Copper equivalent is calculated as Cu% + (Au g/t X 0.7) . Metallurgical recoveries and net smelter returns are assumed to be 100%. Reported intervals are interpreted as true widths in porphyry style mineralization. Further discussion of IGR’s exploration results, and EMX’s due diligence data verification and Quality Assurance/Quality Control procedures can be found in the Company’s September 6, 2012 news release.

EMX understands that IGR is continuing exploration assessment with a 2012-2013 drilling program currently in progress. EMX believes that Malmyzh is rapidly developing into a belt-scale exploration play.

Mr. Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on Malmyzh.

Kyrgyz Republic & Central Asia

EMX’s Gezart property and other assets were sold to South Korea’s Young Hyun Chemical Company for a 2.5% NSR royalty and a US $30,000 cash payment. All of EMX’s in-country assets have been divested, debts cleared, and programs terminated.

DESCRIPTION OF CAPITAL STRUCTURE

Eurasian’s authorized capital consists of two classes of equity securities, an unlimited number of Common Shares without par value, and an unlimited number of preferred shares without par value.

As of April 1, 2013, Eurasian had 72,304,540 Common Shares and no preferred shares issued and outstanding. All of the issued Common Shares are fully paid and not subject to any future call or assessment. The Common Shares rank equally as to voting rights, participation and distribution of Eurasian’s assets upon liquidation, dissolution or winding-up and the entitlement to dividends. Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of shareholders of Eurasian. Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled to dividends if and when declared by the directors and, upon liquidation, to receive such portion of the assets of Eurasian as may be distributable to such holders.

DIVIDENDS

Eurasian has not, since its incorporation, paid any dividends on any of its Common Shares. Eurasian has no present intention to pay dividends, but Eurasian’s Board of Directors will determine any future dividend policy on the basis of earnings, financial requirements and other relevant factors. See “General Development of Business – Risk Factors”. The Company is prohibited from paying any dividend which would render it insolvent.

MARKET FOR SECURITIES

The Common Shares of Eurasian are traded in Canada on the TSX-V under the symbol EMX and on the NYSE MKT under the symbol EMXX.

The following sets forth the high and low market prices and the volume of the Common Shares traded on the TSX-V during the periods indicated:

	High	Low	Volume
January 2012	$2.60	$2.15	51,967
February 2012	$2.75	$2.46	57,060
March 2012	$2.60	$2.23	56,900
April 2012	$2.34	$2.03	32,765
May 2012	$2.33	$2.01	30,409
June 2012	$2.15	$1.93	36,538
July 2012	$2.01	$1.66	24,990
August 2012	$2.16	$1.74	23,305
September 2012	$2.43	$2.12	50,505
October 2012	$2.57	$2.15	39,218
November 2012	$2.37	$1.92	30,682
December 2012	$2.15	$1.97	51,347

DIRECTORS AND OFFICERS

The name, province or state and country of residence and position with the Company of each director and executive officer of the Company, and the principal business or occupation in which each director or executive officer has been engaged during the immediately preceding five years, effective on the date of this AIF, is as follows:

Name, Place of Residence and Position with Company(1)	Present and Principal Occupation during the last five years	Positions Held & Date of Appointment as Director
David M. Cole Colorado United States of America	President and CEO of the Company, March 2003 to present.	President, CEO and Director November 24 , 2003
Brian E. Bayley (2) (3) (4) British Columbia Canada	Resource Lending Advisor to Sprott Resource Lending
Corp. (publicly traded (TSX and NYSE-Amex) lending
company to resource issuers); President of Ionic
Management Corp. (private management company);
	Director and officer of public resource companies.	Director May 13, 1996
Michael D. Winn(4) California United States of America	President of Seabord Capital Corp. (private consulting company providing analysis of mining and energy companies). Director and officer of public resource companies.	Chairman May 23, 2012 Director November 24 , 2003
George K. C. Lim (2) (3)(4) British Columbia Canada	Chief Financial Officer of Dundarave Resources Inc. (publicly traded (TSX-V) mineral exploration company).	Director August 28, 2008
M. Stephen Enders Colorado United States of America	Chief Operating Officer of the Company, May 23, 2012 to
present

Director of Renaissance Resource Partners (private
company providing consulting services to resource
companies), February 2009 to present
Senior Vice President of Newmont, September 2003 to
	January 2009.	Chief Operating Officer May 23, 2012 Executive Chairman May 7, 2010 to May 23, 2012 Director May 19, 2009
Brian K. Levet (3) Western Australia Australia	Retired, January 2011 to present; Various executive and management positions at Newmont, 1983 to December 2010.	Director March 18, 2011
James A. Morris (1)(2) Utah United States of America	Managing Partner of Vineyard Cove LLC (a private human services company providing managed care) Founder and President of M&P Development, LLC (private real estate development company), 2005 to 2012.	Director August 17, 2012

Name, Place of Residence and Position with Company(1)	Present and Principal Occupation during the last five years	Positions Held & Date of Appointment as Director
Christina Cepeliauskas British Columbia Canada	Chief Financial Officer of
     º the Company, September 2008 to present;
     º Atico Mining Corporation, May 2011 to present,
     º Reservoir Capital Corp. (TSX-V: REO), May
       2009 to present, and
     º Reservoir Minerals Inc.(TSX-V: REM), October
	2011 to May 22, 2012	Chief Financial Officer
Valerie A. Barlow British Columbia Canada	Corporate Secretary of
     º the Company, January 2011 to present,
     º Sundance Minerals Ltd., September 15, 2011 to
       present, and
     º Seabord Services Corp., August 2010 to present,
Formerly
     º Acting Corporate Secretary of Sierra Geothermal
       Power Corp., September 2009 to August 2010;
     º Corporate Secretary of Jinshan Gold Mines Inc. (TSX),
       May 2009 to September 2009;
     º Assistant Corporate Secretary of Jinshan Gold Mines
       Inc., May 2008 to May 2009;
     º Corporate Administrator of Jinshan Gold Mines; April
	2005 to May 2008.	Corporate Secretary

1.	The information as to country of residence and principal occupation has been furnished by the respective directors and officers individually.

2.	Denotes member of the Audit Committee.

3.	Denotes member of the Compensation and Benefits Committee.

4.	Denotes member of the Nominating and Corporate Governance Committee.

Each director’s term of office expires at the next annual general meeting of Eurasian’s shareholders.

Shareholdings of Directors and Senior Officers

As at April 1, 2013, the directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 3,473,540 Common Shares of Eurasian representing approximately 4.8% of the outstanding Common Shares of Eurasian.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as described below, no director or executive officer of Eurasian are, or within the last ten years have been:

(i)

a director, chief executive officer or chief financial officer of any reporting issuer that, while such person was acting in that capacity or after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of the issuer but which resulted from an event while the director or executive officer was a director, chief executive officer or chief financial officer of that issuer, was the subject of a cease trade or similar order or an order that denied access to any statutory exemption for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person;

(ii)

bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets;

(iii)

subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to securities legislation or has entered into a settlement agreement with a securities regulatory authority; or

(iv)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

1.	Brian E. Bayley was a director from June 15, 2001 to November 30, 2010 of American Natural Energy Corp. (TSX-V listed) which was issued cease trading orders by the:

(a) British Columbia Securities Commission (“BCSC”), Autorité des marchés financiers de Québec (“AMF”) and Manitoba Securities Commission (“MSC”) in June 2003 for failing to file financial statements and pay filing fees. The orders were rescinded in August and September 2003 when it filed its financial statements and paid the filing fees; and

(b) BCSC in July 2007, AMF in August 2007, Ontario Securities Commission (“OSC”) in August, 2007, Alberta Securities Commission (“ASC”) in November 2007 and MSC in March 2008 for failing to file financial statements and Management’s Discussion & Analysis. The orders were rescinded on October 29, 2008 when it filed the financial statements and Management’s Discussion & Analysis.

2.

Brian E. Bayley has been a director since December 14, 1999 of Esperanza Silver Corp. (TSX-V listed) which became aware in early 2003 that it was subject to outstanding cease trading orders issued by the ASC on September 17, 1998 and AMF on August 12, 1997 for the failure of previous management to file financial statements and pay filing fees. Esperanza’s new management filed the financial statements and paid the filing fees and the orders were rescinded on May 16, 2003 by the AMF and on August 1, 2003 by the ASC.

Conflicts of Interest

Directors and officers of Eurasian may, from time to time, be involved with the business and operations of other mining issuers, in which case a conflict may arise. See “Development of Business – Risk Factors” for more details.

Audit Committee Information

Information Concerning the Audit Committee of the Company, as required by National Instrument 52-110 Audit Committees of the Canadian Securities Administrators., is provided in Schedule A to this Annual Information Form.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Eurasian is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of (i) any director or executive officer of Eurasian, (ii) a person or company that is, as of the date hereof, the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of Eurasian’s outstanding securities, and (iii) any associate or affiliate of any person or company referred to in either (i) or (ii) above, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or would materially affect Eurasian or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Eurasian is Computershare Investor Services Inc., Vancouver, British Columbia, Canada.

MATERIAL CONTRACTS

Material contracts under NI 51-102 are contracts, other than contracts entered into in the ordinary course of the Company’s business that are material to the Company. The following is a list of material contracts entered into since January 1, 2012 and material contracts entered into prior to January 1, 2012 that remain in effect.

1.

Registrar and Transfer Agency Agreement between the Company and Montreal Trust Company dated August 12, 1996 appointing Montreal Trust as the Company’s registrar and the provision of transfer agency services for the Common Shares.

2.

Assignment of Agencies Agreement among the Company, Montreal Trust Company of Canada and Computershare Trust Company of Canada dated January 26, 2001 appointing Computershare as the Company’s registrar and transfer agent for the Common Shares.

3.	Services Agreement between the Company and Seabord Services Corp. dated January 1, 2012 in respect of Seabord providing various consulting, administrative, accounting, management and related services.

4.	Listing Agreement dated January 3, 2012 with the TSX Venture Exchange, pursuant to which the Common Shares are listed and traded on the Exchange.

5.	Listing Agreement dated January 17, 2012 with the NYSE MKT, pursuant to which the Common Shares are listed and traded on the NYSE MKT.

6.	Option Agreement dated March 31, 2012 between the Company, Çolakoglu and Chesser relating to the Sisorta property in Turkey.

7.	Agreement and Plan of Merger dated February 7, 2013 between the Company, EMX (Utah) Corp. and BULM.

INTERESTS OF EXPERTS

Names of Experts

The following persons, firms and companies are names as having prepared or certified a report, valuation statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during or relating to, its most recently completed financial year and whose profession or business gives authority to the report, valuation statement or opinion made by the person, firm or company.

Name	Description
Davidson and Company LLP, Chartered Accountants	Independent Auditors, Report of Independent Registered Public
Accounting Firm dated March 28, 2013 for financial statements as at December 31, 2012 and December 31, 2011 and the year
ended December 31, 2012 and the nine-month period ended
December 31, 2011.
John E. Dreier, Ph.D, CPG 11190	Technical Report Author; Report dated November 1, 2011 and titled Akarca Gold-Silver Project Technical Report, Turkey
Simon Meldrum, BSc. (Hons)(Geo), MemSEG, MemAIG	Technical Report Author; Report dated July 31, 2009 and titled Technical Report on the Exploration Results and Resource Estimates for the Sisorta Property, Sivas Province, Turkey
Andrew J. Vigar, Mining Associates Pty. Ltd.	Technical Report Author; Report dated July 31, 2009 and titled Technical Report on the Exploration Results and Resource Estimates for the Sisorta Property, Sivas Province, Turkey
Gary H. Giroux, P.Eng, MASc.	Technical Report Author; Report dated July 31, 2009 and titled Technical Report on the Exploration Results and Resource Estimates for the Sisorta Property, Sivas Province, Turkey

Interests of Experts

Davidson and Company LLP have advised the Company that they are independent of the Company within the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

To the Company’s knowledge, none of the other experts named in the foregoing section had, at the time they prepared or certified such report, valuation statement or opinion, received after such time or will receive any registered or beneficial interest, directly or indirectly, in any securities or other property of the Company.

None of such experts nor director, officer or employee of such experts is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associated or affiliate of the Company.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal, is holders of the Company’s securities, securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Management’s Information Circular for its most recent annual meeting of shareholders.

Additional financial information is provided in the Company’s financial statements and Management’s Discussion and Analysis (“MD&A”) for its most recently completed financial year, all of which are filed on SEDAR. See Schedule A for the particulars of the Audit Committee’s charter and related matters.

Other additional information related to the Company may be found on SEDAR at www.sedar.com.

SCHEDULE A - AUDIT COMMITTEE MATTERS

I.	MANDATE

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Eurasian Minerals Inc. (the “Company”) shall assist the Board in fulfilling its financial oversight responsibilities by overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.	The quality and integrity of the Company’s financial statements and other financial information;

2.	The compliance of such statements and information with legal and regulatory requirements;

3.	The qualifications and independence of the Company’s independent external auditor (the “Auditor”); and

4.	The performance of the Company’s internal accounting procedures and Auditor.

II.	STRUCTURE AND OPERATIONS

A.	Composition

The Committee shall be comprised of at least three members, majority of whom is a director of the Company who meets the independence, financial literacy and other requirements set out below.

B.	Qualifications

No member of the Committee may, other than in his or her capacity as a member of the Committee, the Board, or any other committee of the Board, accept directly or indirectly any consulting, advisory, or other “compensatory fee” (as such term is defined under applicable United States securities laws and stock exchange rules (collectively, the “U.S. Rules”)) from, or be an “affiliated person” (as such term is defined under applicable U.S. Rules) of, the Company or any subsidiary of the Company unless an exemption or exception under applicable U.S. Rules is available.

A member of the Committee must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years unless an exemption or exception under applicable U.S. Rules is available.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement.

At least one member of the Committee must be:

1.

Financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities.

2.	An “audit committee financial expert” (as such term is defined under applicable U.S. Rules).

C.	Appointment and Removal

In accordance with the Company’s Articles, the members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.	Chair

Unless the Board shall appoint a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for, and chair all meetings of, the Committee.

E.	Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F.	Meetings

The Committee shall meet as often as is necessary to fulfil its duties respecting the Company’s quarterly and annual financial statements but not less than on a quarterly basis as provided in this Charter. The Committee should meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with, and to discharge its duties under, Section III of this Charter.

The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of the members comprising the Committee.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III.	DUTIES

A.	Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board. Notwithstanding the foregoing, the Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit or performing other audit, review or attest services for the Company.

The Company must provide appropriate funding, as determined by the Committee, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any independent counsel or other advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out the Committee’s duties.

B.	Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1).

Actively engage in a dialogue with the Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

2).	Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3).	Require the Auditor to report directly to the Committee.

4).	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5).

Be directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged (including resolution of disagreements between management and the Auditor or such public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

6).	Review annually the performance of the Auditor, and either appoint a new Auditor or recommend to shareholders that the existing Auditor be re-elected.

7).

Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor; provided, however, that pre-approval of services other than audit, review or attest services is not required if such services:

	(a)	constitute, in the aggregate, no more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the services are provided;

	(b)	were not recognized by the Company at the time of the engagement to be non-audit services; and

(c)

are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Preparation of Financial Statements

8).

Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

9).

Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

10).	Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

11).

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

12).	Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

	a)	The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor or management.

b)

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

13).

Review the Company’s annual and quarterly financial statements, management discussion and analysis (MD&A) and press releases respecting earnings before the Board approves and the Company publicly discloses this information.

14).

Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

15).

Review any disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements and public disclosure about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Related Party Transactions

16).	Review and approve related party transactions if required under applicable U.S. Rules.

Manner of Carrying Out its Mandate

17).

Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

18).	Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

19).	Have the authority, to the extent it deems necessary or appropriate, to retain independent legal counsel, and accounting or other consultants to advise the Committee.

20).	Meet separately, to the extent it deems necessary or appropriate, with management and the Auditor.

21).	Make periodic reports to the Board as is necessary or required.

22).	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

23).	Annually review the Committee’s own performance.

24).	Provide an open avenue of communication between the Auditor and the Board.

25).

Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, audit and permitted non-audit services to be provided by the Auditor.

C.	Whistle-Blower Policy

The Committee shall establish and annually review the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

D.	Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

This Charter, as amended, was approved by the Board of Directors on March 28, 2013.

SCHEDULE B - AUDIT COMMITTEE MATTERS

Overview

The Audit Committee of the Board is principally responsible for recommending to the Board the external auditor to be nominated for election by the Company’s shareholders at each annual general meeting and negotiating the compensation of such external auditor.
  overseeing the work of the external auditor.
  reviewing the Company’s annual and interim financial statements, Management Discussion & Analysis (MD&A) and press releases regarding earnings before they are reviewed and approved by the Board and publicly disseminated by the Company.
  reviewing the Company’s financial reporting procedures and internal controls to ensure adequate procedures are in place for the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

Composition of the Audit Committee

The Audit Committee consists of three directors all of whom are independent and financially literate. In addition, the Company’s governing corporate legislation requires the Company to have an Audit Committee composed of a minimum of three directors, all of whom are not officers or employees of the Company. The Audit Committee complies with these requirements.

The following table sets out the names of the members of the Audit Committee and whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Brian E. Bayley	Yes	Yes
George K. C. Lim (Chairman)	Yes	Yes
James A. Morris	Yes	Yes

(1)

To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board reasonably interfere with the exercise of a member’s independent judgment.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The Company is currently in the process of arranging for a suitable independent director to assume Mr. Winn’s position on the Audit Committee.

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.	an understanding of the accounting principles used by the Company to prepare its financial statements;

2.	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.	an understanding of internal controls and procedures for financial reporting,

are as follows:

Name of Member	Education	Experience
Brian E. Bayley	B.A. (Hon) – 1977 University of Victoria Victoria, BC M.B.A. – 1979 Queen’s University Kingston, ON
Director and officer of numerous publicly traded
companies (1986 – present), including Sprott
Resource Lending Corp. (publicly traded natural
resource lending company), and investor in
numerous publicly traded companies during
which time and as a result of such investments
has reviewed and analyzed numerous financial
statements.
George K. C. Lim	Member of Institute of Chartered Accountants of B.C. – 1985 Member of Certified General Accountants of B.C. - 1985
CFO of various publicly traded companies and
has worked in the mining industry since 1999.
Prior to that was in public practice for 24 years.
Also worked with Audit Committees and
Boards of Directors on matters relating to audits
for numerous years.
James A. Morris	BSc – Business Management Brigham Young University	Mr. Morris is currently Managing Partner of
Vineyard Cove LLC, a private human services
company providing managed care. Mr. Morris
has the business expertise to understand and
evaluate financial statements, and the
accounting principles applied to natural resource
companies financial statements.

Complaints

The Audit Committee has established a “Whistleblower Policy” which outlines procedures for the confidential, anonymous submission by employees regarding the Company’s accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled “To be opened by the Chairman of the Audit Committee only.”

Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Company will be forwarded promptly and unopened to the Chairman of the Audit Committee.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The “Whistleblower Policy” is reviewed by the Audit Committee on an annual basis.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Exemptions in NI 52-110

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

  the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non-audit services provided by the Company’s auditor from the requirement to be pre-approved by the audit committee if such services are less than 5% of the auditor’s annual fees charged to the Company, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the audit committee prior to the completion of that year’s audit);

  the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110 (which exempts a replacement member of the Audit Committee from being independent until the later of the next annual general meeting of shareholders or the six month anniversary of the date on which the vacancy filled by the member was created, if the vacancy resulted from the death, disability or resignation of an audit committee member; or

  an exemption from NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III.B “Powers and Responsibilities – Performance & Completion by Auditor of its Work” of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1) ($)	Audit Related Fees (2) ($)	Tax Fees (3) ($)	All Other Fees (4) ($)
December 31, 2012	189,000	93,000	Nil	Nil
December 31, 2011	150,000	35,000	Nil	Nil

(1)	The aggregate fees billed by the Company’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3)

The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance, tax advice, and tax planning. These services involved the preparation of the Company’s corporate tax returns.

(4)	The aggregate fees billed for professional services other than those listed in the other three columns.

Reliance on Exemptions in NI 52-110 regarding

Audit Committee Composition & Reporting Obligations

Since the Company was a Venture Issuer as of the end of its last financial year, it relies on the exemption contained in section 6.1 of NI 52-110 from the requirements of Part 3 Composition of the Audit Committee (as described in ‘Composition of the Audit Committee’ above).